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                               November 1, 1996

Securities and Exchange Commission
6432 General Green Way
Alexandria, Virginia  22312

          Re:  Photoelectron Corporation (Filing No. 1-12345)
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Dear Sir or Madam:

          On behalf of Photoelectron Corporation (the "Company"), we hereby withdraw the Form 8-A filed on behalf of the Company on October 21, 1996. We are simultaneously transmitting a new Form 8-A in electronic format. This withdrawal and resubmission is being requested in light of the fact that, as brought to our attention by Mr. David Lavan of the SEC staff, the original Form 8-A referred to the subject securities being registered pursuant to Section 12
(b) of the Securities Exchange Act 1934, as amended, rather than pursuant to
Section 12 (g) of such Act as is the case.

                                         Very truly yours,


                                         Daniel R. Avery

DRA/lmg
Enclosures
cc:       Securities and Exchange Commission (Hard Copy)
          The NASDAQ Stock Market, Inc.
          David Lavan, Esq.